SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

SiRF TECHNOLOGY HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

82967H101

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82967H101

1	NAMES OF REPORTING PERSONS: Diosdado P. Banatao I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 33,927 shares*
6 SHARED VOTING POWER 2,888,816 shares**
7 SOLE DISPOSITIVE POWER 33,927 shares*
8 SHARED DISPOSITIVE POWER 2,888,816 shares**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,922,743 shares**
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	The amount reported includes 33,927 shares subject to options that are exercisable within 60 days of December 31, 2007.

**	The amount reported includes 450,000 shares held by the Diosdado Banatao and Maria C. Banatao Living Trust (“Banatao Living Trust”), 1,086,816 shares held by Tallwood Partners LLC, 900,000 shares held by Tallwood Equities, LLC, 54,000 shares held by the Banatao Heritage Trust, 258,000 shares held by the Tallwood Trust III and 140,000 shares held by Tallwood Investment Trust IV. The Reporting Person and his spouse are co-trustees of the Banatao Living Trust. The Banatao Living Trust is the managing member of Tallwood Partners LLC and Tallwood Equities, LLC. The Reporting Person is the co-trustee of the Banatao Heritage Trust and disclaims beneficial ownership of the shares held by such trust. The Reporting Person is a beneficiary of the Tallwood Investment Trust III and Tallwood Investment Trust IV and disclaims beneficial ownership of the shares held by such trusts, except to the extent of his pecuniary interest.

Item 1(a)	Name of Issuer:

SiRF Technology Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

217 Devcon Drive, San Jose, CA 95112

Item 2(a)	Name of Person Filing:

Diosdado P. Banatao

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o Tallwood Venture Capital, 400 Hamilton Avenue, Suite 230, Palo Alto, CA 94301

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e)	CUSIP Number:

82967H101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	❑ Broker or Dealer registered under Section 15 of the Act

(b)	❑ Bank as defined in section 3(a)(6) of the Act

(c)	❑ Insurance Company as defined in section 3(a)(19) of the Act

(d)	❑ Investment Company registered under section 8 of the Investment Company Act of 1940

(e)	❑ Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f)	❑ An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g)	❑ Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)

(h)	❑ A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	❑ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	❑ Group, in accordance with Section 240.13d-1(b)(ii)(J)

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,922,743 shares of Common Stock.**

(b)	Percent of class: 4.8%. The calculation of percentage of beneficial ownership was based on 60,550,697 shares of Common Stock outstanding as of December 31, 2007.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 33,927 shares*.

(ii)	Shared power to vote or to direct the vote: 2,888,816 shares**.

(iii)	Sole power to dispose or to direct the disposition of: 33,927 shares*.

(iv)	Shared power to dispose or to direct the disposition of: 2,888,816 shares**.

* The amount reported includes 33,927 shares subject to options that are exercisable within 60 days of December 31, 2007.

**	The amount reported includes 450,000 shares held by the Diosdado Banatao and Maria C. Banatao Living Trust (“Banatao Living Trust”), 1,086,816 shares held by Tallwood Partners LLC, 900,000 shares held by Tallwood Equities, LLC, 54,000 shares held by the Banatao Heritage Trust, 258,000 shares held by the Tallwood Trust III and 140,000 shares held by Tallwood Investment Trust IV. The Reporting Person and his spouse are co-trustees of the Banatao Living Trust. The Banatao Living Trust is the managing member of Tallwood Partners LLC and Tallwood Equities, LLC. The Reporting Person is the co-trustee of the Banatao Heritage Trust and disclaims beneficial ownership of the shares held by such trust. The Reporting Person is a beneficiary of the Tallwood Investment Trust III and Tallwood Investment Trust IV and disclaims beneficial ownership of the shares held by such trusts, except to the extent of his pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2008.

By	/s/ Diosdado P. Banatao
Diosdado P. Banatao